Computershare

530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: February 22, 2013

To: All Canadian Securities Regulatory Authorities
New York Stock Exchange
U.S. Securities and Exchange Commission

Subject: ENERPLUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 21, 2013
Record Date for Voting (if applicable) :	March 21, 2013
Beneficial Ownership Determination Date :	March 21, 2013
Meeting Date :	May 10, 2013
Meeting Location (if available) :	Calgary AB
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:	All Registered holders and only Beneficial holders who opted to receive one

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:	
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	292766102	CA2927661025

Sincerely,

**Computershare Trust Company of Canada /
Computershare Investor Services Inc.**

Agent for ENERPLUS CORPORATION